Exhibit 99.1

IR-362

Fanhua Reports Third Quarter 2022 Unaudited Financial Results

-- Operating Income for the Third Quarter of 2022 Grew 14.2% YOY --

GUANGZHOU, China, November 21, 2022, Eastern Standard Time, (GLOBE NEWSWIRE) Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20221.

Financial Highlights for the Third Quarter of 2022

(In thousands, except per ADS data)	2021Q3 (RMB)	2022Q3 (RMB)		2022Q3 (US$)	Change %
Total net revenues	683,537	624,746		87,825	(8.6)
Operating income	28,163	32,165		4,522	14.2
Net income attributable to the Company’s shareholders	34,250	35,371		4,972	3.3
Diluted net income per ADS	0.64	0.66		0.09	3.1
Cash, cash equivalents and short-term investments and others (as of September 30, 2021 and 2022)	1,397,727	1,296,926	[2]	182,319	(7.2)

Mr. Yinan Hu, chairman and chief executive officer of Fanhua, commented on the financial results of third quarter of 2022, “Despite macroeconomic and industry headwinds, Fanhua maintained steady growth in the third quarter of 2022, reflecting continued resilience in our business. Gross written premiums (“GWP”) of our life insurance business grew by 6.2% year-over-year to RMB2.8 billion, of which our regular life insurance first-year premiums (“FYP”) increased by 9.1% year-over-year to RMB529.7 million. While we continued to increase investments in technology and training, we delivered an operating income of RMB32.2 million, representing a growth of 14.2% year-over-year, in line with our previous expectation.”

“We are pleased to witness a continuous improvement in the quality of our sales force during the third quarter. In accordance with our plan, the total number of performing agents declined, while the per capita productivity of performing agents grew by nearly 20% year-over-year. The contribution from high-performing agents increased even further, with the number of ’100K Premium Agents’3 growing by 46% year-over-year, representing 48% of our FYP during the quarter, compared to 39% for the corresponding period in 2021. This is yet another testament to the positive effects of our professionalization and career-based strategies.”

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate as of September 30, 2022 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	The amount includes short term loans to third parties of RMB189.0 million as recorded in other receivables and an advance payment of RMB190.0 million for the purchase of short-term investment products as recorded in other current assets.
[3]	“100K Premium Agents” refers to agents who have contributed more than RMB100,000 annualized premiums equivalent during the reporting period.

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“Centering around the needs for high-quality senior care, wealth management and inheritance solutions from the mass affluent and high-net-worth families, Fanhua continues to focus on magnifying our platform’s empowering capabilities through the following initiatives: i) supporting our agents to provide whole life journey services by offering a wide spectrum of product and services that match the demands throughout customer’s lifecycle; ii) empowering our agents to achieve professional growth through a combination of our 3F (‘Family Officer Consultant, Fanhua Retirement Planner and Family Policy Custodian’) professional trainings, scenario-based marketing and the support from 3R (‘Account Responsibility, Solution Responsibility and Fulfillment Responsibility’) marketing model, leveraging on our resources in trust and health care services and our proprietary insurance policy custody technology; and iii) improving the efficiency of customer services through our digitalization efforts.”

“For the fourth quarter of 2022, considering the ongoing resurgences of COVID-19 cases across the country, the growth prospect of Chinese insurance industry remains challenging. Against this backdrop, Fanhua will continue with our established development strategies to empower agents and create value for customers. “

Financial Results for the Third Quarter of 2022

Total net revenues were RMB624.7 million (US$87.8 million) for the third quarter of 2022, representing a decrease of 8.6% from RMB683.5 million for the corresponding period in 2021.

●	Net revenues for agency business were RMB522.7 million (US$73.5 million) for the third quarter of 2022, representing a decrease of 7.0% from RMB562.1 million for the corresponding period in 2021. In the third quarter of 2022, total GWP increased by 6.0% year-over-year to RMB2,871.1 million, of which FYP grew by 7.7% year-over-year to RMB610.9 million while renewal premiums increased by 5.6% year-over-year to RMB2,260.1 million.

♦	Net revenues for the life insurance business were RMB480.6 million (US$67.6 million) for the third quarter of 2022, representing a decrease of 8.5% from RMB525.2 million for the corresponding period in 2021. The decrease was mainly due to the decrease in the weighted average renewal commission rate of renewal premium collected, and to a lesser extent, due to the change in the product mix. For the long term life insurance policies that we sell, renewal commissions are paid throughout the policy payment period but the renewal commission rates are higher in the first few years after the sales of the insurance policies and recede year by year. In the third quarter of 2022, total life insurance GWP increased by 6.2% year-over-year to RMB2,789.9 million, of which FYP increased by 9.1% year-over-year to RMB529.7 million and renewal premiums increased by 5.6% year-over-year to RMB2,260.1 million.

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Net revenues generated from our life insurance business accounted for 76.9% of our total net revenues in the third quarter of 2022.

♦	Net revenues for the P&C insurance business were RMB42.1 million (US$5.9 million) for the third quarter of 2022, representing an increase of 14.1% from RMB36.9 million for the corresponding period in 2021. Net revenues for the P&C insurance business are mainly derived from commissions for medical insurance, accident insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). Net revenues generated from the P&C insurance business accounted for 6.8% of our total net revenues in the third quarter of 2022.

●	Net revenues for the claims adjusting business were RMB102.0 million (US$14.3 million) for the third quarter of 2022, representing a decrease of 16.0% from RMB121.4 million for the corresponding period in 2021. The decrease was due to the disruption to our claims adjusting business as a result of the lockdowns in response to the COVID-19 outbreaks in several areas in China and contraction of our medical-insurance related claims adjusting business. Net revenues generated from the claims adjusting business accounted for 16.3% of our total net revenues in the third quarter of 2022.

Total operating costs and expenses were RMB592.6 million (US$83.3 million) for the third quarter of 2022, representing a decrease of 9.6% from RMB655.4 million for the corresponding period in 2021.

●	Commission costs were RMB393.4 million (US$55.3 million) for the third quarter of 2022, representing a decrease of 10.8% from RMB440.9 million for the corresponding period in 2021.

●	Commission costs for agency business were RMB324.1 million (US$45.6 million) for the third quarter of 2022, representing a decrease of 11.8% from RMB367.5 million for the corresponding period in 2021.

♦	Costs of the life insurance business were RMB298.9 million (US$42.0 million) for the third quarter of 2022, representing a decrease of 12.5% from RMB341.6 million for the corresponding period in 2021. The decrease was in line with the decrease in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 76.0% of our total commission costs in the third quarter of 2022.

♦	Costs of the P&C insurance business were RMB25.2 million (US$3.5 million) for the third quarter of 2022, representing a decrease of 2.7% from RMB25.9 million for the corresponding period in 2021. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). Costs incurred by the P&C insurance business accounted for 6.4% of our total commission costs in the third quarter of 2022.

●	Costs of claims adjusting business were RMB69.3 million (US$9.7 million) for the third quarter of 2022, representing a decrease of 5.6% from RMB73.4 million for the corresponding period in 2021. Costs incurred by the claims adjusting business accounted for 17.6% of our total commission costs in the third quarter of 2022.

●	Selling expenses were RMB69.3 million (US$9.7 million) for the third quarter of 2022, representing a decrease of 3.2% from RMB71.6 million for the corresponding period in 2021.

●	General and administrative expenses were RMB129.8 million (US$18.3 million) for the third quarter of 2022, representing a decrease of 9.2% from RMB142.9 million for the corresponding period in 2021. The decrease was mainly due to cost savings from personnel optimization, partially offset by increased expenditures on IT infrastructure and trainings.

As a result of the foregoing factors, we recorded an operating income of RMB32.2 million (US$4.5 million) for the third quarter of 2022, representing an increase of 14.2% from RMB28.2 million for the corresponding period in 2021.

Operating margin was 5.1% for the third quarter of 2022, compared to 4.1% for the corresponding period in 2021.

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Investment income was RMB2.8 million (US$0.4 million) for the third quarter of 2022, as compared to investment income of RMB8.8 million for the corresponding period in 2021. The investment income in the third quarter of 2022 consisted of yields from short-term investments in financial products, and is recognized when the investment matures or is disposed of.

Income tax expense was RMB8.6 million (US$1.2 million) for the third quarter of 2022, representing a decrease of 7.5% from RMB9.3 million for the corresponding period in 2021. The effective tax rate for the third quarter of 2022 was 20.2% compared with 21.4% for the corresponding period in 2021.

Net income was RMB33.2 million (US$4.7 million) for the third quarter of 2022, representing a decrease of 9.8% from RMB36.8 million for the corresponding period in 2021.

Net income attributable to the Company’s shareholders was RMB35.4 million (US$5.0 million) for the third quarter of 2022, representing an increase of 3.3% from RMB34.3 million for the corresponding period in 2021.

Net margin was 5.7% for the third quarter of 2022 as compared to 5.0% for the corresponding period in 2021.

Basic and diluted net income per ADS were RMB0.66 (US$0.09) and RMB0.66 (US$0.09) for the third quarter of 2022, respectively, representing increases of 3.1% and 3.1% from RMB0.64 and RMB0.64 for the corresponding period in 2021, respectively.

As of September 30, 2022, the Company had RMB1,296.9 million (US$182.3 million) in cash, cash equivalents, short-term investments and others. The amount included short term loans to third parties of RMB189.0 million and an advance payment of RMB190.0 million for the purchase of short-term investment products.

Other Key Operational Metrics:

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of active users of Lan Zhanggui[4] was 17,822 in the third quarter of 2022, as compared to 16,745 in the same period of 2021 which excluded the number of active users for selling auto insurance.

➢	Insurance premiums generated from Lan Zhanggui were RMB454.2 million (US$63.8 million) in the third quarter of 2022, as compared to RMB452.6 million in the corresponding period of 2021 which excluded auto insurance premiums.

●	Baowang (www.baoxian.com) - Our Direct-to-Consumer (“DTC”) online insurance platform for Accident & Short Term Health insurance(“A&H”), travel and homeowner insurance:

➢	The number of active customer accounts[5] was 57,575 in the third quarter of 2022, as compared to 116,991 in the corresponding period of 2021;

➢	Insurance premiums generated on Baoxian.com were RMB88.4 million (US$12.4 million) in the third quarter of 2022, representing a decrease of 0.5% from RMB88.8 million in the corresponding period of 2021. The insurance premiums generated per active customer account were RMB1,535 in the third quarter of 2022, as compared to RMB760 in the corresponding period of 2021.

●	The number of performing agents[6] was 32,884 in the third quarter of 2022, compared to 60,887 in the corresponding period of 2021. The number of performing agents for selling life insurance products was 7,598 in the third quarter of 2022, compared to 16,576 in the corresponding period of 2021. The decrease in the number of performing agents for selling life insurance products was primarily because we shifted focus to serving high-end customers and high-performing agents, to an elite-based agent pool. As of September 30, 2022, Fanhua’s distribution network consisted of 697 sales outlets in 23 provinces and 100 services outlets in 31 provinces, compared with 750 sales outlets in 23 provinces and 110 service outlets in 31 provinces as of September 30, 2021.

[4]	Active users of Lan Zhanggui in a given period refer to users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during such period.
[5]	Active customer accounts in a given period refer to customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or WeChat public account during such period.
[6]	Performing agents in a given period refer to agents who sold at least one insurance policy during such period.

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Recent Developments

●	As of September 30, 2022, eHuzhu, our online mutual aid platform which serves to provide alternative risk-protection programs to lower-income group at more affordable costs, gather over 1.9 million paying members and assisted 10,323 families in raising about RMB1.2 billion funds to cover their medical costs and help them get through tough times.

●	On September 25th, 2022, Fanhua was selected into the Top 100 Digitalized Insurance Institutions of 2022 by virtue of its innovative RONS Open Platform at the first International Insurance Agency Summit jointly sponsored by All-gen Group, an international business communication platform builder, and InsurView, a well-known professional insurtech media in China.

Business Outlook

Fanhua expects its operating income to be no less than RMB30.0 million for the fourth quarter of 2022. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various factors.

Conference Call

The Company will host a conference call to discuss its third quarter 2022 financial results as per the following details.

Time: 8:00 p.m. Eastern Standard Time on November 21, 2022 or 9:00 a.m. Beijing/Hong Kong Time on November 22, 2022

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration: https://register.vevent.com/register/BI1b627f239d87469890614c8be638bfd4

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website: https://edge.media-server.com/mmc/p/5mcc7ydk

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase for their policy holders a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

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As of September 30, 2022, our distribution and service network consisted of 697 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 100 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	564,624	377,310	53,041
Restricted cash	76,303	64,949	9,130
Short term investments	870,682	540,591	75,995
Accounts receivable, net	653,757	582,905	81,943
Other receivables	60,755	279,627	39,309
Other current assets	39,947	220,901	31,054
Total current assets	2,266,068	2,066,283	290,472

Non-current assets:
Restricted bank deposit – non-current	15,595	20,578	2,893
Contract assets, net - non-current	192,114	323,137	45,426
Property, plant, and equipment, net	46,800	103,233	14,512
Goodwill and intangible assets, net	109,869	109,997	15,463
Deferred tax assets	18,728	22,035	3,098
Investment in affiliates	335,808	4,877	686
Other non-current assets	31,459	31,310	4,401
Right of use assets	225,677	175,849	24,720
Total non-current assets	976,050	791,016	111,199
Total assets	3,242,118	2,857,299	401,671
Current liabilities:
Accounts payable	377,558	294,935	41,461
Insurance premium payables	24,054	18,614	2,617
Other payables and accrued expenses	178,157	184,049	25,873
Accrued payroll	111,672	94,825	13,330
Income tax payable	130,222	121,610	17,096
Current operating lease liability	87,012	72,495	10,191
Total current liabilities	908,675	786,528	110,568

Non-current liabilities:
Accounts payable – non-current	97,869	164,617	23,141
Other tax liabilities	73,213	45,788	6,437
Deferred tax liabilities	73,716	93,413	13,132
Non-current operating lease liability	128,283	93,270	13,111
Total non-current liabilities	373,081	397,088	55,821
Total liabilities	1,281,756	1,183,616	166,389

Ordinary shares	8,089	8,091	1,137
Additional Paid-in capital	—	162	23
Statutory reserves	557,221	557,221	78,333
Retained earnings	1,311,715	1,023,641	143,901
Accumulated other comprehensive loss	(39,140)	(28,468)	(4,002)
Total shareholders’ equity	1,837,885	1,560,647	219,392
Non-controlling interests	122,477	113,036	15,890
Total equity	1,960,362	1,673,683	235,282
Total liabilities and equity	3,242,118	2,857,299	401,671

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	US$
Net revenues:
Agency	562,127	522,702	73,480	2,139,684	1,714,096	240,964
Life insurance business	525,241	480,605	67,562	2,037,264	1,609,833	226,307
P&C insurance business	36,886	42,097	5,918	102,420	104,263	14,657
Claims adjusting	121,410	102,044	14,345	328,801	300,153	42,195
Total net revenues	683,537	624,746	87,825	2,468,485	2,014,249	283,159
Operating costs and expenses:
Agency	(367,452)	(324,164)	(45,570)	(1,405,090)	(1,098,865)	(154,476)
Life insurance Business	(341,577)	(298,915)	(42,021)	(1,331,519)	(1,030,418)	(144,854)
P&C insurance Business	(25,875)	(25,249)	(3,549)	(73,571)	(68,447)	(9,622)
Claims adjusting	(73,426)	(69,253)	(9,735)	(205,182)	(202,329)	(28,443)
Total operating costs	(440,878)	(393,417)	(55,305)	(1,610,272)	(1,301,194)	(182,919)
Selling expenses	(71,627)	(69,323)	(9,745)	(229,352)	(210,952)	(29,655)
General and administrative expenses	(142,869)	(129,841)	(18,253)	(409,292)	(418,321)	(58,807)
Total operating costs and expenses	(655,374)	(592,581)	(83,303)	(2,248,916)	(1,930,467)	(271,381)
Income from operations	28,163	32,165	4,522	219,569	83,782	11,778
Other income, net:
Investment income	8,847	2,770	389	25,388	9,044	1,271
Interest income	468	7,938	1,116	1,510	9,775	1,374
Others, net	6,116	(488)	(69)	24,111	8,920	1,254
Income from operations before income taxes and share of income of affiliates	43,594	42,385	5,958	270,578	111,521	15,677
Income tax expense	(9,315)	(8,562)	(1,204)	(57,906)	(22,551)	(3,170)
Share income of affiliates	2,486	(621)	(87)	28,813	(68,755)	(9,665)
Net income	36,765	33,202	4,667	241,485	20,215	2,842
Less: net income (loss) attributable to non-controlling interests	2,515	(2,169)	(305)	1,445	(9,441)	(1,327)
Net income attributable to the Company’s shareholders	34,250	35,371	4,972	240,040	29,656	4,169

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.03	0.03	0.01	0.22	0.03	0.01
Diluted	0.03	0.03	0.01	0.22	0.03	0.01
Net income per ADS:
Basic	0.64	0.66	0.09	4.47	0.55	0.08
Diluted	0.64	0.66	0.09	4.47	0.55	0.08
Shares used in calculating net income per share:
Basic	1,073,891,784	1,074,291,784	1,074,291,784	1,073,891,784	1,074,193,616	1,074,193,616
Diluted	1,074,291,210	1,074,500,364	1,074,500,364	1,074,291,220	1,074,262,500	1,074,262,500
Net income	36,765	33,202	4,667	241,485	20,215	2,842
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(279)	3,950	555	(7,968)	4,746	667
Share of other comprehensive (loss) income of affiliates	197	—	—	(299)	4,688	659
Unrealized net gains on available-for-sale investments	4,469	1,848	260	1,775	1,238	174
Comprehensive income	41,152	39,000	5,482	234,993	30,887	4,342
Less: Comprehensive income (loss) attributable to the non-controlling interests	2,515	(2,169)	(305)	1,445	(9,441)	(1,327)
Comprehensive income attributable to the Company’s shareholders	38,637	41,169	5,787	233,548	40,328	5,669

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	36,765	33,202	4,667	241,485	20,215	2,842
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(1,736)	(1,133)	(159)	(3,163)	(2,931)	(412)
Share of income of affiliates	(2,486)	621	87	(28,813)	68,755	9,665
Other non-cash adjustments	38,694	35,027	4,924	102,880	115,076	16,177
Changes in operating assets and liabilities	(53,532)	(47,929)	(6,738)	(254,307)	(218,280)	(30,685)
Net cash generated from (used in) operating activities	17,705	19,788	2,781	58,082	(17,165)	(2,413)
Cash flows from investing activities:
Purchase of short term investments	(1,510,370)	(452,760)	(63,648)	(7,255,010)	(1,993,760)	(280,278)
Proceeds from disposal of short-term investments	1,842,576	653,531	91,872	7,798,830	2,487,862	349,738
Prepayment for acquisition of short-term investments	—	(240,000)	(33,739)	—	(340,000)	(47,797)
Cash lent to third parties	—	(105,800)	(14,873)	—	(205,800)	(28,931)
Repayment of loan receivables from a third party	—	20,000	2,812	—	20,000	2,812
Others	(2,841)	(26,091)	(3,668)	(10,032)	(94,247)	(13,249)
Net cash generated from (used in) investing activities	329,365	(151,120)	(21,244)	533,788	(125,945)	(17,705)
Cash flows from financing activities：
Dividends paid	(51,958)	—	—	(191,427)	(52,069)	(7,320)
Dividend distributed to non-controlling interest	—	—	—	(7,580)	—	—
Others	—	—	—	(10,200)	3	—
Net cash used in financing activities	(51,958)	—	—	(209,207)	(52,066)	(7,320)
Net increase (decrease) in cash, cash equivalents and restricted cash	295,112	(131,332)	(18,463)	382,663	(195,176)	(27,438)
Cash, cash equivalents and restricted cash at beginning of period	429,330	592,425	83,282	350,098	656,522	92,292
Effect of exchange rate changes on cash and cash equivalents	(343)	1,744	245	(8,662)	1,491	210
Cash, cash equivalents and restricted cash at end of period	724,099	462,837	65,064	724,099	462,837	65,064

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For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.